ARNOLD & POR

04046200

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

November 16, 2004

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

SUPPL

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release disseminated to EDC's shareholders on November 9, 2004.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

dlw 11/22

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Tel: 0212 502-2950
edcinversionistas@aes.com

CADIVI Authorizes Dividend Payment to ADS Holders

Caracas, Venezuela (Nov 09, 2004) C.A. La Electricidad de Caracas announced today that CADIVI, the Venezuelan exchange control authority, approved a dividend payment in U.S. dollars, at official exchange rate, to the EDC ADSs holders.

This extraordinary dividend of Bs. 36.65 per share (US$ 0.95 per ADS), was authorized by the Extraordinary Shareholders' Meeting held on September 13, 2004, to that shareholders who were registered by September 21, 2004.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2003 sales of US$8.4 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

CADIVI Autorizó Pago de Dividendos a Tenedores de ADS

Caracas, Venezuela (09 de noviembre de 2004) C.A. La Electricidad de Caracas (EDC) anuncia la autorización de CADIVI a realizar el pago de dividendo en US$, a la tasa de cambio oficial, para los tenedores de ADS.

Este dividendo extraordinario de US$ 36,65 por acción (US$ 0,95 por ADS), fue autorizado en la Asamblea Extraordinaria de Accionistas celebrada el 13 de septiembre de 2004, a los tenedores de ADS registrados al 21 de septiembre de 2004.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8,4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.
Por favor cualquier pregunta adicional a este reporte, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com